UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Warrant to Purchase Class A Ordinary Shares

On August 8, 2025, NaaS Technology Inc. (the “Company”) issued to LMR Multi-Strategy Master Fund Limited (“LMR”) a warrant to purchase Class A ordinary shares of the Company (the “Warrant”) pursuant to a Deed of Settlement dated June 4, 2025. The Warrant entitles LMR, at any time from the date on which the Company’s market capitalization, calculated based on the volume-weighted average price over 20 consecutive trading days, reaches at least US$90 million, until June 4, 2035, to subscribe for a number of Class A Ordinary Shares representing 10% of the Company’s total issued share capital on such initial exercise date (subject to adjustment as provided therein, the “Warrant Shares”). The Warrant is exercisable in whole but not in part, with the aggregate exercise price to be satisfied by the waiver and cancellation of certain indebtedness owed by the Company to LMR under the rescheduling documents referred to in the Deed, excluding the rescheduled payments thereunder.

The Warrant also provides the Company with a right, at its sole discretion, to redeem the Warrant or any Warrant Shares (including ADSs representing such shares) at any time prior to June 4, 2035. The Company may exercise this redemption right in whole or in one or more installments. If exercised on or before the third anniversary of the issuance date, the aggregate redemption price is US$11 million; if exercised thereafter and before the termination date, the aggregate redemption price increases to US$19 million. Upon redemption, LMR’s rights under the Warrant or with respect to the redeemed securities will terminate in accordance with the terms and conditions set forth therein.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

Incorporation by Reference

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: August 12, 2025